§ 240.13d-101   Schedule 13D—Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a).

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BofI HOLDING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05566U2078

(CUSIP Number)

Mr. Eugene Leydiker

Hankey Group

4751 Wilshire Blvd., Suite 110

Los Angeles, CA 90010

(323) 692-4026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.___
(1) Names of reporting persons	Don R. Hankey
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	901,848(1)
(8) Shared voting power
(9) Sole dispositive power	901,848 (1)
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	901,848 (1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	7.5% (2)
(14) Type of reporting person (see instructions)	IN

(1) Consists of (a) 421,520 shares of Common Stock and (b) 480,328 shares of Common Stock underlying 1,465 shares of Series C Non-Cumulative Perpetual Convertible Preferred Stock. All shares are held by Mr. Hankey indirectly through various entities that he controls.

(2) The percentage ownership is based on 11,585,586 shares of Common Stock outstanding plus 480,328 shares of Common Stock underlying 1,465 shares of Series C Non-Cumulative Perpetual Convertible Preferred Stock.

Item 1. Security and Issuer

This initial Schedule 13D relates to the common stock, no par value (“Common Stock”), of BofI Holding, Inc., (the “Company” or “BofI”). The address of the principal executive offices of the Company is 12777 High Bluff Drive, Suite 100, San Diego, CA 92130.

Item 2. Identity and Background

(a) This initial Schedule 13D is being filed by Don R. Hankey.

(b) The business address of Don R. Hankey is: c/o Hankey Group, 4751 Wilshire Blvd., Suite 110, Los Angeles, California 90010. Each of KIC, Knightbrook, Hankey IRA, HG 401k Plan, Westlake, HIC and the ESOP are engaged in various interests, including investments.

(c) The principal employment of Mr. Hankey is principal of the Hankey Group companies, which consist of the following:

•	Knight Insurance Company, Ltd., a Cayman Islands company (“KIC”), of which Mr. Hankey is the Chairman of the Board of Directors;

•	Knightbrook Insurance Company, a Delaware corporation (“Knightbrook”), of which Mr. Hankey is the principal shareholder and Director;

•	Don R. Hankey IRA, a Traditional Individual Retirement Account (“Hankey IRA”), of which Mr. Hankey is the owner;

•	HG 401k Plan, formerly known as the Midway Ford Sales PSP U/A DTD 1/1/85 (“HG 401k Plan”), of which Mr. Hankey is the Trustee;

•	Westlake Services, LLC, a California limited liability company (“Westlake”), of which Mr. Hankey is the principal member and Chairman of the Board of Directors;

•	Hankey Investment Company, L.P., a California limited partnership (“HIC”), of which Mr. Hankey is the President of the General Partner; and

•	Westlake Services Holding Company, Inc. Employee Stock Ownership & 401(k) Plan (“ESOP”), of which Mr. Hankey is the Trustee.

(d) During the past five years, Don R. Hankey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Don R. Hankey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Don R. Hankey is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Don R. Hankey beneficially owns indirectly through various entities that he controls an aggregate of 901,848 shares, which consists of (a) 421,520 shares of Common Stock of the Company acquired at an aggregate cost of $6,807,493.54 and (b) 1,465 shares of Series C Non-Cumulative Perpetual Convertible Preferred Stock of the Company acquired at an aggregate cost of $14,650,000.00 (the “Preferred Shares”), which are convertible into 480,328 shares of Common Stock of the Company.

All or part of the shares of Common Stock owned by Don R. Hankey, directly or indirectly, may from time to time be pledged with one or more banking institutions as collateral for loans made by such entities to members of the Hankey Group. Such indebtedness, if any, may be refinanced with other banks or lenders.

The amount of funds expended by KIC to acquire 185,760 shares of Common Stock it holds in its name is $3,000,000. Such funds were provided from KIC’s available capital.

The amount of funds expended by KIC to acquire 500 Preferred Shares it holds in its name, which may be converted to 163,934 shares of Common Stock, is $5,000,000. Such funds were provided from KIC’s available capital.

The amount of funds expended by Knightbrook to acquire 61,920 shares of Common Stock it holds in its name is $1,000,000. Such funds were provided from Knightbrook’s available capital.

The amount of funds expended by Hankey IRA to acquire 123,840 shares of Common Stock it holds in its name is $2,000,000. Such funds were provided from Hankey IRA’s available capital.

The amount of funds expended by Hankey 401k Plan to acquire 61,920 shares of Common Stock it originally held in its name is $1,000,000. Such funds were provided from Hankey 401k Plan’s available capital. Hankey 401k Plan sold 11,920 shares of Common Stock and now holds 50,000 shares of Common Stock.

The amount of funds expended by Westlake to acquire 500 Preferred Shares it holds in its name, which may be converted to 163,934 shares of Common Stock, is $5,000,000. Such funds were provided from Westlake’s available capital.

The amount of funds expended by HIC to acquire 415 Preferred Shares it holds in its name, which may be converted to 136,066 shares of Common Stock, is $4,150,000. Such funds were provided from HIC’s available capital.

The amount of funds expended by the ESOP to acquire 50 Preferred Shares it holds in its name, which may be converted to 16,393 shares of Common Stock, is $500,000. Such funds were provided from the ESOP’s available capital.

Item 4. Purpose of Transaction

This is Mr. Hankey’s initial Schedule 13D filing. In the event of conversion of the shares of Preferred Shares into shares of Common Stock, Mr. Hankey will beneficially own 7.5% of the Company’s Common Stock, based upon the number of outstanding shares as contained in the Company’s most filing with the Securities and Exchange Commission. Mr. Hankey, through the entities that he controls, acquired the Common Stock because he believes the Common Stock is undervalued. Mr. Hankey’s intent is to monitor the performance of the Company and the actions of the Company’s management and board, and where needed, to assert his stockholder rights.

Unless otherwise noted in this Schedule 13D, Don R. Hankey has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Mr. Hankey may, at any time and from time to time, review or reconsider his positions and formulate plans or proposals with respect thereto. Mr. Hankey may, either directly or through other entities that he controls, make further purchases of shares of Common Stock, although he has no present intention of increasing his aggregate beneficial holdings above 9.9% of the Company’s outstanding Common Stock. Mr. Hankey may dispose of any or all of the shares of Common Stock held by him.

Item 5. Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 11,585,586 outstanding shares of Common Stock as reported in the Company’s most recent filing with the Securities and Exchange Commission plus 480,328 shares of Common Stock underlying 1,465 shares of Preferred Stock...

(a) Don R. Hankey beneficially owns indirectly through various entities that he controls an aggregate of 901,848 shares of Common Stock of the Company, or 7.5% of the outstanding shares, which consists of (a) 421,520 shares of Common Stock and (b) 1,465 shares of Preferred Stock, which are convertible into 480,328 shares of Common Stock of the Company.

(b) Mr. Hankey, has, through the entities that he controls, sole voting and sole dispositive power over the shares that he beneficially owns.

(c) Within the past 60 days, Mr. Hankey, through the entities that he controls, purchased 1,465 Preferred Shares, which are convertible into an aggregate of 480,328 shares of Common Stock, as noted below:

(1) Westlake made the following purchases (and no sales) of Common Stock in the past 60 days

Date	Number of Shares Purchased (post-conversion)	Price Per Share (post-conversion)	Total (Cost)
10/11/2012	163,934	$30.50	$(5,000,000)

(2) HIC made the following purchases (and no sales) of Common Stock in the past 60 days

Date	Number of Shares Purchased (post-conversion)	Price Per Share (post-conversion)	Total (Cost)
10/11/2012	136,066	$30.50	$(4,150,000)

(3) The ESOP made the following purchases (and no sales) of Common Stock in the past 60 days

Date	Number of Shares Purchased (post-conversion)	Price Per Share (post-conversion)	Total (Cost)
10/11/2012	16,393	$30.50	$(500,000)

(4) KIC made the following purchases (and no sales) of Common Stock in the past 60 days

Date	Number of Shares Purchased (post-conversion)	Price Per Share (post-conversion)	Total (Cost)
10/11/2012	163,934	$30.50	$(5,000,000)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2012

By: /s/ Don R. Hankey

Don R. Hankey

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